Exhibit 99.1

202 2 Historica l Un - audite d Management Cash Flows 24 February 2023

2022 Historical Un-audited Management Cash Flows

BPGIC FZE

From		**01-Jan-22**	**01-Apr-22**	**01-Jul-22**	**01-Oct-22**
To		**31-Mar-22**	**30-Jun-22**	**30-Sep-22**	**31-Dec-22**
Cash inflows					
Amount received from Customers	US$	11,242,036	16,103,666	32,549,182	27,845,932
Other cash amount received/(paid)	"	2,928,548	163	- 2,038,635	-
Total cash inflows for each period	**"**	**14,170,584**	**16,103,829**	**30,510,547**	**27,845,932**
Cash outflows					
Direct operational cash costs	US$	- 1,018,879	- 2,703,245	- 4,484,359	- 4,868,793
General and administrative expenses	"	- 1,795,288	- 6,488,176	- 3,950,138	- 6,430,202
Land lease costs	"	- 635,683	- 382,595	- 1,087,716	- 818,264
Capital expenditure	"	- 2,806,959	- 1,990,688	- 7,359,103	- 7,743,676
Bond principal repayment	"	- 7,000,000	-	- 7,000,000	-
Bond interest	"	- 8,202,500	-	- 7,905,000	-
Other cash outflows	"	- 227,537	- 952,279	- 463,349	- 1,961,775
Expense of current quarter cleared in next quarter	"	200,550	2,304	-	-
Expense of previous quarter cleared in current quarter	"	- 294,173	- 200,550	- 2,304	-
Total cash outflows for each period	**"**	**- 21,780,469**	**- 12,715,229**	**- 32,251,969**	**- 21,822,710**
Net change in cash	**US$**	**- 7,609,885**	**3,388,600**	**- 1,741,422**	**6,023,222**
Beginning cash	**US$**	**16,172,023**	**8,562,138**	**11,950,739**	**10,209,317**
Ending cash	**"**	**8,562,138**	**11,950,739**	**10,209,317**	**16,232,539**
Corporate cash balance	"	*61,965*	*628,565*	*1,695,261*	*413,483*
Cash in liquidity account	"	*8,500,000*	*8,500,000*	*8,500,000*	*8,500,000*
Cash in debt service retention account	"	*173*	*2,822,173*	*14,056*	*7,319,056*
Gross beginning bond amount	US$	193,000,000	186,000,000	186,000,000	179,000,000
Gross ending bond amount	"	186,000,000	186,000,000	179,000,000	179,000,000

3

202 2 Management Updat e & 2023 Guidance 24 February 2023

2022 Management Update & 2023 Guidance BPGIC FZE: Key Metrics Unaudited 2022 Financial Results: • Total Revenue: US$ 79.2 million (excluding Port charges reimbursed from customers) • Operating Profit: US$ 48.3 million (does not include fair value of derivative financial instruments) • Net Income: US$ 26.2 million Terminal Utilization • 100% of the terminal capacity is currently contracted at higher storage & handling rates than 2022 • The average tenor of all the current storage contracts is 2 years with an option to renew for up to 3 years Storage & Handling Revenue • Over 90% of the un - audited total revenue is derived from storage & handling which is subject to Take or Pay • In 2022, un - audited revenue totalled US$ 79.2 million and in 2023, this is forecasted to increase above US$ 125 million primarily due to the company obtaining higher contracted storage and handling rates EBITDA • BPGIC FZE 2022 EBITDA (as defined by the Bond Terms) is US$ 60.9 million • 2023 Adjusted EBITDA is forecasted to increase significantly to around US$ 100 million with similar EBITDA forecasted for 2024 and 2025 Leverage Ratio • As of the year end 2022, the leverage ratio is 2.7 • Year end 2023 leverage ratio is forecasted to improve based on the significant EBITDA increase and reduced net interest - bearing debt • The 2023 outlook shows the capability of BPGIZ FZE meeting its Bond commitments is significantly improving 5

2022 Management Update & 2023 Guidance Brooge Energy Limited • On December 8 , 2022 , the Brooge Energy Limited (the “Company”) attended a hearing before the Nasdaq Hearings Panel (the “Panel”), at which hearing the Company presented its plan to regain compliance with the Filing Rule, including the filing of all outstanding reports with the SEC, and requested an extension, through April 26 , 2023 , to do so . • By decision dated January 9 , 2023 , the Panel granted the Company’s request . • The Company has engaged, Affiniax Partners (the “Auditors”) to conduct an audit of the Company and its subsidiaries for the years 2018 to 2022 . • The Company is working diligently with the Auditors to regain Nasdaq compliance by the extended deadline . 6

2022 Management Update & 2023 Guidance Disclaimer 7

2022 Management Update & 2023 Guidance Disclaimer (Cont’d) 8

2022 Management Update & 2023 Guidance Disclaimer (Cont’d) 9

2022 Management Update & 2023 Guidance Selling Restriction & Governing Law 10